November 28, 2016

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen

Ms. Irene Barberena-Meissner

Re:	Par Pacific Holdings, Inc.

Registration Statement on Form S-3/A

File No. 333-213471

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Par Pacific Holdings, Inc. (the “Company”), the registrant under the registration statement on Form S-3/A, File No. 333-213471 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on November 30, 2016, or as soon as practicable thereafter.

Very truly yours,

PAR PACIFIC HOLDINGS, INC.

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel

800 Gessner Road, Suite 875  |   Houston, Texas 77024

Office: (281) 899-4829  |  Fax: (281) 518-5215